                      REGISTRATION AND REPORTING UNDER THE
                       SECURITIES AND EXCHANGE ACT OF 1934
                           ANNUAL REPORTS ON FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

X          Annual report pursuant to Section 15(d) of the Securities
           Exchange Act of 1934
                              For the fiscal year ended December 31, 1998
                                                        -----------------
                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange
                  Act of 1934
 For the transition period from             to
                                -----------    ------------
Commission file number 1-5985

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         NEWCOR HOURLY EMPLOYEES 401(k) PLAN
         -----------------------------------
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  NEWCOR, INC.
                           1825 S. Woodward, Suite 240
                        Bloomfield Hills, Michigan 48302
                                 (248) 253-2400

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             NEWCOR HOURLY EMPLOYEES 401(k) PLAN
                                             -----------------------------------
                                               (name of plan)

Date     June 29, 1999                               By       /s/ Fred Davenport
         -------------                                        ------------------
                                                                  Fred Davenport
                                                              Plan Administrator

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN
                                     -------


                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          INDEX OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                                     -------



                                                                                       PAGES
                                                                                       -----
Report of Independent Accountants                                                          2


Financial Statements:

   Statement of Net Assets Available for Plan Benefits
     as of December 31, 1998 and 1997                                                      3

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Years Ended December 31,
     1998 and 1997                                                                         4

   Notes to Financial Statements                                                        5-10


Supplemental Schedules:

   Item 27a -   Schedule of Assets Held for Investment
                  Purposes at December 31, 1998                                           11

   Item 27d -   Schedule of Reportable Transactions
                  for the Year Ended December 31, 1998                                 12-16

Exhibit 23.1    Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
Newcor Hourly Employees 401(k) Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Newcor, Inc. Hourly Employees 401(k) Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Newcor Hourly Employees 401(k) Plan as of December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
June 11, 1999

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        as of December 31, 1998 and 1997
                                     -------

                                                                                      1998               1997
                                                                                      ----               ----
Assets:
Investments, at fair value                                                   $     3,573,100       $     1,053,700
Employee loans                                                                        10,100                     0
Company matching contribution receivable                                              13,100                 5,500
Company discretionary contribution receivable                                        152,000                19,800
Employee contribution receivable                                                      68,000                     0
Accrued interest                                                                           0                 3,600
                                                                             ---------------       ---------------

  Net assets available for plan benefits                                     $     3,816,300       $     1,082,600
                                                                             ===============       ===============


                     The accompanying notes are an integral
                       part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1998 and 1997
                                     -------



                                                                                      1998               1997
                                                                                      ----               ----
Additions:
    Employee contributions                                                       $      824,300    $       112,700
    Employer contributions                                                              303,600             45,600
    Employee rollovers and plan merger                                                1,785,300            906,800
    Investment income:
       Interest and dividend income                                                     240,500             13,200
       Net appreciation (depreciation) in fair
                value of investments                                                    (99,200)             4,300
                                                                                 ---------------   ---------------

                Total additions                                                       3,054,500          1,082,600

Deductions:
    Participant distributions                                                           316,500                  0
    Other                                                                                 4,300                  0
                                                                                 --------------    ---------------

                Total deductions                                                        320,800                  0

                Net increase                                                          2,733,700          1,082,600

Net assets available for plan benefits:
    Beginning of year                                                                 1,082,600                  0
                                                                                 --------------    ---------------

    End of year                                                                  $    3,816,300    $     1,082,600
                                                                                 ==============    ===============



                     The accompanying notes are an integral
                       part of the financial statements.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                     -------



1.     DESCRIPTION OF THE PLAN:

       The Plan is a defined contribution plan adopted effective April 1, 1997 covering eligible hourly employees of Newcor, Inc. (the "Company") Hourly participants in the Rubright Employees Retirement and 401(k) Plan, Plastronics Plus 401(k) Plan, and Blackhawk Engineering 401(k) Plan were merged with the plan effective January 1, 1998 ($1,753,000 net assets transferred into the plan).

       Information about the Plan and the vesting, benefit and allocation provisions is contained in the plan agreement. Copies of this document are available from the employer, Newcor, Inc. (the "Company").

       Participants may make contributions to the Plan up to a maximum amount as specified in IRS Section 402(G). Participants may invest in seven fund options.

       The Company's matching contribution, in the form of Newcor common stock, is subject to a vesting schedule based on years of service from the date of hire as follows: 1 year of service, 30 percent vesting; 2 years of service, 60 percent vesting; 3 years of service, 100 percent vesting. Nonvested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


2.     SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements of the Plan are prepared under the accrual method of accounting.

       The fair value of investments held by the Plan in collective investment funds and common stock funds are stated at quoted market prices on the last business day of the plan year.

       Expenses incurred in connection with the operation of the Plan are borne by the employer.

       The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management at times to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

       The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                     -------

3.     INVESTMENTS:

       The Plan's investments are held by a trust fund. The following table presents the fair value of investments as of December 31, 1998 and 1997:


                                                                                         1998               1997
                                                                                         ----               ----
         American Funds Investments:
                Bond Fund of America                                              $      125,600   $         9,900
                Cash Management Trust                                                  1,388,700           872,500
                Euro Pacific Growth Fund                                                 276,700            22,400
                Income Fund of America                                                   408,600            25,600
                Investment Company of America                                            722,500            32,500
                New Perspective Fund                                                     517,300            20,500
         Newcor Inc. Common Stock                                                        133,700            70,300
                                                                                  --------------   ---------------


                   Total                                                          $    3,573,100   $     1,053,700
                                                                                  ==============   ===============


4.     INCOME TAX STATUS:

       The Internal Revenue Service has determined and informed the Company by a letter dated January 20, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

5.     SUMMARY OF FINANCIAL DATA:

       The following is a summary of the plan financial information segregated by investment program:


                             SUMMARY OF NET ASSETS
                                    -------

                                        BOND FUND           CASH       EURO-PACIFIC     INCOME       INVESTMENT        NEW
                                           OF            MANAGEMENT       GROWTH        FUND OF        CO. OF      PERSPECTIVE
                                         AMERICA           TRUST           FUND         AMERICA       AMERICA         FUND
                                       -----------       ----------    ------------     -------      ---------     -----------

Net assets available for plan benefits:
     December 31, 1998                  $125,600      $1,388,700         $276,700     $408,600      $722,500      $517,300
                                        ========      ==========         ========     ========      ========      ========

Net assets available for plan benefits:
     December 31, 1997                  $  9,900      $  872,500         $ 22,400     $ 25,600      $ 32,500      $ 20,500
                                        ========      ==========         ========     ========      ========      ========


                                         NEWCOR, INC.
                                           COMPANY
                                            STOCK       OTHER        LOANS        TOTAL
                                         ----------     -----        -----        -----
Net assets available for plan benefits:
     December 31, 1998                   $133,700     $233,100      $10,100    $3,816,300
                                         ========     ========      =======    ==========

Net assets available for plan benefits:
     December 31, 1997                   $ 70,300     $ 28,900      $     0    $1,082,600
                                         ========     ========      =======    ==========



                        SUMMARY OF CHANGES IN NET ASSETS

                      for the year ended December 31, 1998
                                     -------

                                        BOND            CASH          EURO-PACIFIC       INCOME        INVESTMENT        NEW
                                       FUND OF       MANAGEMENT          GROWTH          FUND OF         CO. OF      PERSPECTIVE
                                       AMERICA          TRUST              FUND          AMERICA         AMERICA         FUND
                                       -------       ----------       ------------      --------       ----------    -----------
Additions:
Employee/employer contributions    $     58,900     $   66,700       $    111,800   $    151,000       $ 219,300    $   148,200
Transfers in/merger                      55,200        641,700            132,100        219,800         407,300        303,000
Interest and dividend income              5,700         73,700             14,000         40,500          69,100         40,500
Net appreciation (depreciation)
  in fair value of investments           (2,600)             0              1,700        (23,500)          9,500         14,600
Loan payments                               200            500                600          1,200           1,400            400
                                    -----------      ---------        -----------    -----------        --------     ----------

   Total additions                      117,400        782,600            260,200        389,000         706,600        506,700

Deductions:
Participant distributions                 1,700        266,400              5,900          6,000          16,600          9,900
Other                                         0              0                  0              0               0              0
                                    -----------      ---------        -----------    -----------        --------     ----------

   Total deductions                       1,700        266,400              5,900          6,000          16,600          9,900

   Net additions (deductions)      $    115,700     $  516,200       $    254,300   $    383,000       $ 690,000    $   496,800
                                   ============     ==========       ============   ============       =========    ===========
                                          NEWCOR
                                          COMMON
                                           STOCK       OTHER       LOANS       TOTAL
                                        --------       -----       -----       -----
Additions:
Employee/employer contributions     $    164,200   $  207,800  $       0    $1,127,900
Transfers in/merger                        7,400            0     14,400     1,780,900
Interest and dividend income                 600       (3,600)         0       240,500
Net appreciation (depreciation)
  in fair value of investments           (98,900)           0          0       (99,200)
Loan payments                                100            0          0         4,400
                                    ------------   ----------  ---------    ----------

   Total additions                        73,400      204,200     14,400     3,054,500

Deductions:
Participant distributions                 10,000            0          0       316,500
Other                                          0            0      4,300         4,300
                                    ------------   ----------  ---------     ---------

   Total deductions                       10,000            0      4,300       320,800

   Net additions (deductions)       $     63,400   $  204,200  $  10,100    $2,733,700
                                    ============   ==========  =========    ==========


                        SUMMARY OF CHANGES IN NET ASSETS

                      for the year ended December 31, 1997
                                     -------

                                        BOND            CASH          EURO-PACIFIC       INCOME        INVESTMENT        NEW
                                       FUND OF       MANAGEMENT          GROWTH          FUND OF         CO. OF      PERSPECTIVE
                                       -------       ----------       ------------       -------       ----------    -----------

Additions:
Employee contributions             $      9,500     $   15,600       $     19,800   $     22,000       $  28,600    $    16,900
Employer contributions                        0              0                  0              0               0              0
Employee rollover contributions               0        852,600              2,200          2,100           2,100          3,000
Interest and dividend income                100          4,300                800          1,300           2,100            900
Net appreciation (depreciation)
  in fair value of investments              300              0               (400)           200            (300)          (300)
                                   ------------     ----------       ------------   ------------       ---------    -----------

   Total additions                 $      9,900     $  872,500       $     22,400   $     25,600       $  32,500    $    20,500
                                   ============     ==========       ============   ============       =========    ===========

                                      NEWCOR
                                      COMMON
                                       STOCK       OTHER       TOTAL
                                    --------       -----       -----
Additions:
Employee contributions           $        300   $        0  $ 112,700
Employer contributions                 20,300       25,300     45,600
Employee rollover contributions        44,800            0    906,800
Interest and dividend income              100        3,600     13,200
Net appreciation (depreciation)
  in fair value of investments          4,800            0      4,300
                                 ------------    ----------   --------

   Total additions               $     70,300   $   28,900  $1,082,600
                                  ===========    =========   =========


                      NEWCOR HOURLY EMPLOYEES 401(K) PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



6. BENEFITS PAYMENTS:

   Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid aggregated $108,683 and $15,360 at December 31,1998 and 1997, respectively.

7. FORM 5500:

   The difference between the information included in Form 5500 and that which is included in the accompanying financial statements is attributable to benefits payable being reported as a liability on Form 5500 and the accompanying financial statements not reporting benefits payable as a liability on the statement of net assets available for plan benefits.

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998
                                -----------------



                     (b)
            IDENTITY OF ISSUER,                                                                           (e)
             BORROWER, LESSOR                             (c)                           (d)             CURRENT
(a)          OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT               COST              VALUE
            -------------------                -------------------------               ----             -------

        American Funds Investments
             Bond Fund  of America               9,220 shares                     $      128,200    $       125,200
             Cash Management Trust               1,388,700 shares                      1,388,700          1,388,700
             Euro Pacific Growth fund            9,742 shares                            275,000            276,700
             Income Fund of America              23,566 shares                           432,100            408,600
             Investment Company of America       23,253 shares                           713,000            722,500
             New Perspective Fund                22,542 shares                           502,700            517,300
                                                                                  --------------    ---------------
               Total American Funds                                                    3,439,700          3,439,400

 *       Newcor, Inc. Common Stock               34,503 shares                           189,900            133,700

           Participant Loans                                                                   0             10,100

                                                                                  $    3,629,600    $     3,583,200
                                                                                  ==============    ===============


*party in interest to the plan

                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1998
                                   ----------


                                                                         (C)         (D)       (E)         (F)         (G)
      (A)                            (B)                               PURCHASE   SELLING     LEASE       EXPENSE       COST
IDENTITY OF PARTY            DESCRIPTION OF ASSET                      PRICE       PRICE      RENTAL      INCURRED    OF ASSET
-----------------            --------------------                      --------   -------     ------      --------    --------
REPORTING CRITERION I:       Any transaction within the plan
                             involving an amount in excess
                             of five percent of the current
                             value of plan assets.

   American Funds                  Bond Fund
                                      1 Sale                                     $  59,456                         $   59,484
                                      1 Purchase                    $   59,541                                         59,541

   American Funds                  Cash Management
                                     1 Purchase                         64,658                                         64,658
                                     1 Sale                                         70,795                             70,795
                                     1 Purchase                         64,935                                         64,935
                                     1 Sale                                         63,388                             63,388
                                     1 Purchase                      1,147,586                                      1,147,586
                                     1 Sale                                        941,705                            941,705
                                     1 Sale                                        205,881                            205,881
                                     1 Purchase                         66,933                                         66,933
                                     1 Sale                                         65,328                             65,328
                                     1 Purchase                         63,273                                         63,273
                                     1 Sale                                         63,273                             63,273
                                     1 Purchase                        762,324                                        762,234
                                     1 Sale                                        281,314                            281,314
                                     1 Sale                                        481,010                            481,010
                                     1 Purchase                         76,075                                         76,075
                                     1 Sale                                         53,028                             53,028
                                     1 Purchase                         53,927                                         53,927
                                     1 Sale                                         74,002                             74,002
                                     1 Purchase                         66,081                                         66,081
                                     1 Sale                                         64,449                             64,449
                                     1 Purchase                         66,988                                         66,988


                                    (H)              (I)
      (A)                       CURRENT VALUE      NET GAIN
IDENTITY OF PARTY               OF ASSET         OR (LOSS)
-----------------            --------------      ---------
REPORTING CRITERION I:
   American Funds
                                    $59,456           $28
                                     59,541

   American Funds
                                     64,658
                                     70,795
                                     64,935
                                     63,388
                                  1,147,586
                                    941,705
                                    205,881
                                     66,933
                                     65,328
                                     63,273
                                     63,273
                                    762,234
                                    281,314
                                    481,010
                                     76,075
                                     53,028
                                     53,927
                                     74,002
                                     66,081
                                     64,449
                                     66,988



                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                   ----------

                                                                                           (C)         (D)       (E)         (F)

                 (A)                                              (B)                   PURCHASE     SELLING  LEASE       EXPENSE
          IDENTITY OF PARTY                              DESCRIPTION OF ASSET             PRICE       PRICE   RENTAL     INCURRED
          -----------------                              --------------------          -----------   -------  ------     --------
American Funds                     Cash Management (continued)
                                     1 Sale                                                          70,794
                                     1 Purchase                                          63,280
                                     1 Sale                                                          62,047
                                     1 Purchase                                          56,019
                                     1 Sale                                                          54,753
                                     1 Purchase                                          64,150
                                     1 Sale                                                          64,303
                                     1 Purchase                                          69,680
                                     1 Sale                                                          68,369
                                     1 Purchase                                          58,525
                                     1 Sale                                                          56,839
                                     1 Purchase                                         205,881
                                     1 Purchase                                         936,072
                                     1 Purchase                                          63,273
                                     1 Sale                                                          54,436
                                     1 Sale                                                          53,608
                                     1 Purchase                                         481,010
                                     1 Purchase                                          53,028
                                     1 Sale                                                          94,097
                                     1 Sale                                                          84,945
                                     1 Sale                                                          50,936
                                     1 Sale                                                          59,973

American Funds                     Euro Pacific Growth
                                     1 Sale                                                          93,706
                                     1 Purchase                                          92,775

American Funds                     Income Fund
                                     1 Sale                                                         199,370
                                     1 Purchase                                         199,475




                                        (G)
                 (A)                   COST        CURRENT VALUE      NET GAIN
          IDENTITY OF PARTY          OF ASSET        OF ASSET         OR (LOSS)
          -----------------          --------     --------------      ---------

American Funds
                                        70,794          70,794
                                        63,280          63,280
                                        62,047          62,047
                                        56,019          56,019
                                        54,753          54,753
                                        64,150          64,150
                                        64,303          64,303
                                        69,680          69,680
                                        68,369          68,369
                                        58,525          58,525
                                        56,839          56,839
                                       205,881         205,881
                                       936,072         936,072
                                        63,273          63,273
                                        54,436          54,436
                                        53,608          53,608
                                       481,010         481,010
                                        53,028          53,028
                                        94,097          94,097
                                        84,945          84,945
                                        50,936          50,936
                                        59,973          59,973

American Funds
                                        89,851          93,706          3,855
                                        92,775          92,775

American Funds
                                       197,610         199,370          1,759
                                       199,475         199,475


                   NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                  -------

                                                                          (C)          (D)      (E)        (F)         (G)
          (A)                                      (B)                 PURCHASE     SELLING   LEASE      EXPENSE      COST
    IDENTITY OF PARTY                       DESCRIPTION OF ASSET        PRICE        PRICE    RENTAL     INCURRED   OF ASSET
    -----------------                       --------------------       ---------    -------   ------     --------   --------
American Funds                   Income Fund (continued)
                                  1 Purchase                            351,617                                      351,617
                                  1 Purchase                             52,836                                       52,836

American Funds                   Investment Company
                                  1 Sale                                              350,611                        344,759
                                  1 Purchase                             57,589                                       57,589

American Funds                   New Perspective Fund
                                  1 Sale                                              232,930                        227,052
                                  1 Purchase                            231,504                                      231,504

                                     (H)              (I)
           (A)                  CURRENT VALUE      NET GAIN
     IDENTITY OF PARTY           OF ASSET          OR (LOSS)
     -----------------          -------------      --------
American Funds
                                  351,617
                                   52,836

American Funds
                                  350,611            5,852
                                   57,589

American Funds
                                  232,930            5,877
                                  231,504

REPORTING CRITERION II: Any series of transactions (other than transactions with respect to securities) within the plan year with or in conjunction with the same person which, when aggregated, regardless of the category of asset and the gain or loss on any transaction, involves an amount in excess of five percent of the current value of plan assets.


                        Not applicable.


                       NEWCOR HOURLY EMPLOYEES 401(K) PLAN

                                   ----------

                                                                          (C)          (D)       (E)         (F)          (G)
      (A)                                  (B)                          PURCHASE     SELLING    LEASE       EXPENSE       COST
IDENTITY OF PARTY                  DESCRIPTION OF ASSET                  PRICE        PRICE     RENTAL      INCURRED    OF ASSET
-----------------                  --------------------                 --------     -------    ------      --------    --------

REPORTING CRITERION III: Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities, when aggregated, involves an amount in excess of five percent of the current value of plan assets (Note A).


   American Funds                  Cash Management Trust
                                     175 Purchases                       649,111                                         649,111
                                     249 Sales                                      1,461,410                          1,461,410

   American Funds                  Income Fund of America
                                     87 Purchases                        416,776                                         416,776
                                     23 Sales                                          11,983                             10,454


   American Funds                  Investment Company of America
                                     91 Purchases                        595,414                                         595,414
                                     32 Sales                                          31,531                             26,563

   American Funds                  New Perspectives Fund
                                     86 Purchases                        492,569                                         492,569
                                     27 Sales                                          14,463                              9,129

   American Funds                  Euro Pacific Growth Fund
                                     23 Sales                                          10,070                              7,107
                                     80 Purchases                        260,265                                         260,265

   American Funds                  Bond Fund of America
                                     64 Purchases                        122,163                                         122,163
                                     16 Sales                                           3,868                              3,801

                                    (H)                (I)
      (A)                        CURRENT VALUE      NET GAIN
IDENTITY OF PARTY                  OF ASSET         OR (LOSS)
-----------------               --------------      ---------

   American Funds
                                    649,111
                                  1,461,410

   American Funds
                                    416,776
                                     11,983


   American Funds
                                    595,414
                                     31,531         4,968

   American Funds
                                    492,569
                                     14,463         5,334

   American Funds
                                     10,070         2,963
                                    260,265

   American Funds
                                    122,163
                                      3,868          67


                      NEWCOR HOURLY EMPLOYEES 401(K) PLAN




                                                                                     (c)          (d)     (e)          (f)
           (A)                                             (B)                     PURCHASE     SELLING  LEASE       EXPENSE
     IDENTITY OF PARTY                             DESCRIPTION OF ASSET            PRICE         PRICE   RENTAL      INCURRED
     -----------------                             -----------------------         --------     -------  ------      --------
REPORTING CRITERION IV:  Any transaction within the plan year with respect to securities with or in conjunction with a person which, if
                         any prior or subsequent single transaction within the
                         plan year with such person with respect to securities,
                         exceeds five percent of the current value of plan assets.

                         Not applicable.


                         Note: (A) Transactions already reported under Criterion
                                   I are not repeated here.



                                    (g)                 (h)             (i)
                                  COST OF          CURRENT VALUE     NET GAIN
                                  ASSETS             OF ASSETS       OR (LOSS)
                                ----------         -------------    ----------



                                 EXHIBIT INDEX

EXHIBIT NO.                   DESCRIPTION
   23.1                       Consent of Independent Accountants
